EXHIBIT 1

AGRIUM INC.

Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Years Ended December 31, 2006, 2005 and 2004

AUDIT REPORT ON SUPPLEMENTAL INFORMATION, ITEM 18 RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Agrium Inc.

On February 21, 2007, we reported on the consolidated balance sheets of Agrium Inc. (“the Corporation”) and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, which are included in the Annual Report on Form 40-F.

In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and also in accordance with the Standards of the Public Company Accounting Oversight Board (United States) of the aforementioned consolidated financial statements, we also have audited the related Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles. This supplemental information is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

February 21, 2007

AGRIUM INC.

Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Years Ended December 31, 2006, 2005 and 2004

Agrium Inc. (the Corporation or Agrium) follows generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain material respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP). Agrium has prepared a reconciliation of the significant accounting differences between Canadian GAAP and U.S. GAAP in accordance with Item 17 of Form 20-F, which is included in the Corporation's 2006 Annual Report on Form 40-F. For purposes of a registration statement on Form F-10, the Corporation is also required to provide additional significant disclosures required by U.S. GAAP, in accordance with Item 18 of Form 20-F. The additional significant disclosures required by U.S. GAAP are as follows:

1.	ACCOUNTING POLICIES

Plant turnaround costs

Costs related to the periodic scheduled major maintenance (a turnaround) of production facilities are deferred and charged to product costs on a straight-line basis over a period until the next scheduled turnaround, generally one to four years.

Accounts receivable and allowance for doubtful accounts

To establish an allowance for doubtful accounts, the Corporation evaluates collectibility of specific customer receivables based on a variety of factors, or estimates uncollectible receivables as a percentage of trade receivables based on historical bad debt experience depending on the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted at least quarterly. A receivable is past due if payments have not been received within the agreed upon invoice terms. Account balances are charged off against the allowance when the Corporation determines that it is probable that the receivable will not be recovered. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.

Pronouncements Adopted in the Last Three Years

Inventory Costs

Financial Accounting Standards Board Statement No. 151 (FAS 151) “Inventory Costs”, clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The adoption of this standard in 2006 did not have a material impact on the Corporation’s consolidated financial statements.

Stripping Costs Incurred in the Production Phase of a Mining Operation

Emerging Issues Task Force (EITF) Issue No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, required that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced during the period that the stripping costs are incurred. The adoption of this standard in the first quarter of 2006 did not have a material impact on the Corporation’s financial statements.

Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans

FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”, requires entities to recognize the funded status of defined benefit plans in the statement of financial position and eliminates the requirement to recognize an additional minimum pension liability. FAS 158 also generally requires entities to

AGRIUM INC.

Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Years Ended December 31, 2006, 2005 and 2004

use the fiscal year-end date as the measurement date for the benefit plans, and calls for additional disclosures. The Corporation adopted FAS 158 effective December 31, 2006, which resulted in the following adjustments to the December 31, 2006 consolidated balance sheet:

(in millions of US dollars)	Prior to Adopting FAS 158	Effect of Adopting FAS 158	As Reported
Prepaid employee future benefits assets	(5)	-	(5)
Deferred income tax asset	-	(25)	(25)
Current liabilities	3	-	3
Long-term liabilities	53	75	128
Accumulated other comprehensive income (loss)	-	(50)	(50)

The Corporation currently uses a September 30 measurement date and will adopt December 31 as its measurement date in 2008, as required. Adopting changes required by FAS 158 had no impact on the Corporation’s results of operations or cash flows.

Stock-Based Compensation

FAS 123(R) “Share-Based Payments” requires that all share-based payments to employees, including grants of employee stock options, are to be recognized in the financial statements based on their fair values. Effective January 1, 2003, the Corporation adopted accounting for its stock-based compensation plans using the fair value recognition provisions under Canadian GAAP. Adopting the provisions of FAS 123(R) using the modified-prospective method had no significant impact on the Corporation’s financial statements.

Quantifying Misstatements in Financial Statements

SEC Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108) addresses diversity in practice in quantifying financial statement misstatements. SAB 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 was adopted by the Corporation for the year ended December 31, 2006. The adoption of SAB 108 did not have a material impact on the Corporation’s consolidated financial statements.

Recent Accounting Pronouncements Issued and Not Yet Adopted

Accounting for Uncertainty in Income Taxes

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), addresses the accounting for uncertain income tax positions. FIN 48 prescribes a recognition threshold required for a tax position to be recognized in the financial statements. FIN 48 also provides guidance on measurement process, interest and penalties, derecognition, accounting in interim periods, disclosure, and transition. The Corporation does not expect FIN 48 to have a material impact as at the January 1, 2007 adoption date.

Accounting for Certain Hybrid Financial Instruments

FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140” (SFAS 155) will be effective for the Corporation on January 1, 2007. SFAS 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. The Corporation does not expect that adoption of this standard will have a material impact on the consolidated financial statements.

AGRIUM INC.

Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Years Ended December 31, 2006, 2005 and 2004

Fair Value Measurements

FAS 157 “Fair Value Measurements” establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. FAS 157 is effective for the Corporation for January 1, 2008. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” allows entities to voluntarily choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value (the “fair value option”). If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. FAS 159 is effective for the Corporation on January 1, 2008. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.

2.	EXPENSES

Rental expense with respect to operating leases was $60-million for 2006 (2005 - $41-million; 2004 - $42-million).

3.	BUSINESS ACQUISITION

During the first quarter of 2006, Agrium acquired 100% of the common shares of Royster-Clark Ltd. Factors that contributed to goodwill include the complementary strategic fit and resulting synergies the acquisition brings to existing operations, including cost saving opportunities, and the value of the acquired assembled workforce. The following represents pro forma consolidated summary results of operations for the year ended December 31, 2005, and 2006, under U.S. GAAP as if the acquisition had occurred at the beginning of each year.

(in millions of US dollars, except per share amounts)	2006	2005
Net sales	4,213	4,456
Net earnings	22	293
Earnings per share
- Basic	0.17	2.22
- Diluted	0.17	2.20

The pro forma information presented above does not purport to be indicative of the results that would have been obtained if the acquisition had occurred on the date indicated or of the results that may be obtained in the future.

4.	INVENTORIES

(in millions of US dollars)	2006	2005
Raw materials	123	96
Finished goods	189	214
Product for resale	435	223
	747	533

Cost of product sold excludes depreciation and amortization.

AGRIUM INC.

Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Years Ended December 31, 2006, 2005 and 2004

5.	PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The amounts recognized in the consolidated balance sheets at December 31 under U.S. GAAP with respect to the Corporation’s pension and other post-retirement benefit plans are as follows:

(in millions of US dollars)	Defined Benefit Pension Plans		Post-Retirement Benefit Plans
	2006	2005	2006	2005
Prepaid employee future benefits assets	(5)	(5)	-	-
Deferred income tax asset	(13)	(8)	(12)	-
Current liabilities	1	2	2	1
Long-term liabilities	48	29	80	37
Accumulated other comprehensive income (loss)	(23)	(13)	(27)	-

The amounts in accumulated other comprehensive income (loss) that have not yet been recognized as components of pension expense at December 31, 2006, and the expected amortization of these amounts as components of net periodic benefit cost for the year ended December 31, 2007 are:

Components of accumulated other comprehensive income (loss):

(in millions of US dollars)	Pension	Other Post-Retirement
Net actuarial (loss) gain	(3)	5
Net prior service (costs) credit	(20)	(32)
	(23)	(27)

Expected amortization of net actuarial loss and past service cost in 2007 for pension plans is $2-million and $1-million respectively. The expected amortization of net actuarial loss and past service credit for other post-retirement benefit plans is $2-million and $1-million respectively. The Corporation does not expect that assets will be returned to the employer in 2007.

6.	FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activities

The Corporation has designated certain commodity and foreign exchange derivative instruments described in note 24 to the 2006 consolidated financial statements as cash flow hedges. The fair value of such instruments is reflected in Other Assets and Other Liabilities as appropriate ($8-million and $3-million respectively, for the current portion).

During the year ended December 31, 2006, the Corporation recognized a net gain of $6-million (2005 – loss of $9-million; 2004 - nil) related to the ineffective portion of its hedging instruments. All amounts have been included in cost of product sold in the consolidated statements of operations. At December 31, 2006, the Corporation expects to reclassify $1-million of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months, as the hedged transactions affect earnings. At December 31, 2006, the Corporation had cash flow hedges with a maximum term of twelve months.

The weighted average interest rate on short-term borrowings was 6 percent at December 31, 2006.

AGRIUM INC.

Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Years Ended December 31, 2006, 2005 and 2004

7.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. The Corporation’s accumulated other comprehensive income (loss) is comprised of: (a) adjustments that result from translation of the Corporation’s foreign entity financial statements from their functional currencies to United States dollars; (b) eligible gains and losses on derivative financial instruments that are part of qualifying cash flow hedges; and (c) minimum pension liability adjustments and adjustments related to the funded status of the Corporation’s benefit plans.

The components of accumulated other comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 are:

(in millions of US dollars)	Foreign Currency Translation Adjustment	Fair Value of Derivatives	Pension and Post-Retirement Benefit Plans	Total
Balance, January 1, 2004	(37)	-	(10)	(47)
Change in foreign currency translation adjustment	38	-	-	38
Change in fair value of derivatives (net of tax of $1-million)	-	2	-	2
Balance, December 31, 2004	1	2	(10)	(7)
Change in foreign currency translation adjustment	9	-	-	9
Change in fair value of derivatives (net of tax of $15-million)	-	28	-	28
Change in minimum pension liability adjustment (net of tax of $2-million)	-	-	(3)	(3)
Balance, December 31, 2005	10	30	(13)	27
Change in foreign currency translation adjustment	(1)	-	-	(1)
Change in fair value of derivatives (net of tax of $14-million)	-	(24)	-	(24)
Reversal of minimum pension liability on adoption of FAS 158			13	13
Adoption of FAS 158 (net of tax of $25-million)	-	-	(50)	(50)
Balance, December 31, 2006	9	6	(50)	(35)